Exhibit 1.04

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Launches www.12FootTall.com Portal to Showcase Online Games in North America

12 Foot Tall Portal Provides Common Access Point to CDC’s Games and
Offers Virtual Merchandise for Sale

BEIJING, ATLANTA Feb. 15, 2008 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today that its CDC Games USA business unit has launched 12 Foot Tall, a games portal designed to provide gamers in North America with fast and easy access to the company’s popular online games, facilitate purchases of virtual merchandise and enhance collaboration with other players.

With one single sign-on, users can easily access any of CDC Games’ North American games. Later this month, 12 Foot Tall will feature Lunia, CDC Games USA’s first online arcade-style massive multiplayer online role playing game (MMORPG) recently recognized in the Top 5 Best New Games of 2007 by MMOsite.com. The portal will feature several flash mini-games, based on the popular MMO world of Lunia, that can be accessed through any standard web browser and allow gamers, with limited time, to play and interact in the Lunia world from anywhere in North America. Gamers can also interact with each other in forums for each of the games offered by CDC Games USA.

The portal also allows gamers to deposit money into the 12 Foot Tall payment portal and use their credit to purchase virtual merchandise for any of the company’s North American games, instead of being locked into only one game. Loyalty points, called Overdales, and virtual currency, called Polks, will be used by gamers to execute micro-transactions in each game’s shopping mall that will offer both real and in-game virtual merchandise.

The 12 Foot Tall site are powered by IBM servers and are hosted at a state-of-the-art Terremark data center that will provide direct access to the core of the North American Internet. To access 12 Foot Tall, visit: www.12FootTall.com

“The goal for 12 Foot Tall is to make it very easy for all types of online game players to engage with our games and each other — anytime — from anywhere in North America,” said Ron Williams, general manager of CDC Games USA. “12 Foot Tall is the gateway for CDC Games USA game websites and it is all about big fun. Besides being the starting place for accessing our free-to-play hardcore and casual massive multi-player games, 12 Foot Tall features flexible options for micro-transaction payments, free fun flash games, weekly contests, news about CDC Games USA, and player community forums that we believe will enhance the overall gaming experience for players. In the coming months, we also will be offering other new features using advanced technology to help provide the most innovative social platform for online game players in North America.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 120 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company launched Minna de Battle in Japan in December 2007, and 16pounds in Thailand in January 2008. In February 2008, CDC Games USA launched the www.12FootTall.com portal to showcase online games in North America, sell virtual merchandise and promote collaboration among players. CGI is also planning to launch Lunia in the U.S. along with several new games planned for Southeast Asia, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games’ portal to provide ease of access, new and advanced features and a more enhanced experience for gamers, the successful powering, hosting and internet access capabilities for 12Foot Tall, the ability to execute micro-transactions and offer real and virtual merchandise, the anticipated content on 12 Foot Tall, the launch of Lunia, the success of 12Foot Tall in the market or any markets, the success of the development of future versions of 12Foot Tall, our plans to launch more games, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successfully Lunia and other games (c) the future growth of the online games industry in North America; and (d) the entry of new competitors Online and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.